Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

June 7, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Justin Dobbie

                  J. Nolan McWilliams

Re:	CHC Helicopter S.A.
Amendment No. 1 to the Registration Statement on Form S-4
Filed May 29, 2013
File No. 333-188927

Dear Mr. Dobbie:

In connection with the Offer to Exchange $300,000,000 aggregate principal amount of 9.375% Senior Notes due 2021 of CHC Helicopter S.A. (the “Company”) for all of the Company’s outstanding unregistered 9.375% Senior Notes due 2021, on behalf of the Company and other registrants related thereto, we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4, together with the exhibits thereto (as amended, the “Registration Statement”), initially filed with the Commission on May 29, 2013 (Commission file no. 333-188927).

This letter sets forth the Company’s responses to the comment set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated June 6, 2013 (the “Comment Letter”) relating to the Registration Statement. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response to the comment set out immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. When indicated, the responses described below are contained in Amendment No. 1.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 1 marked to show changes from the Registration Statement filed on May 29, 2013.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission, Division of Corporation Finance

Exhibit 5.2

1.	Refer to paragraph 4(e) in the listing of assumptions. It is inappropriate to assume that the resolutions have not been amended, replaced or rescinded and are in full force and effect. Please have counsel revise its opinion accordingly.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.2 to Amendment No. 1.

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3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission, Division of Corporation Finance

Please do not hesitate to call Michael Tollini (telephone: (415) 693-2049; email: mtollini@cooley.com) or the undersigned (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/S/ LOUIS LEHOT

Louis Lehot for COOLEY LLP

cc:	Mr. William Amelio
Ms. Rebecca Camden
Russ Hill, Esq.
Ms. Joan Hooper
Ms. Melanie Kerr
Michael O’Neill, Esq.
Ms. Priscilla Shung

CHC Helicopter S.A.

Gary Miller

Ernst & Young LLP

Michael Tollini, Esq.

Yueting Liang, Esq.

Cooley LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM